Contact

www.linkedin.com/in/carlnicolia
(LinkedIn)

Top Skills

Lean Manufacturing
Manufacturing
Continuous Improvement

Carl Nicolia

President at PSNergy llc
Erie, Pennsylvania, United States

Summary

Strategic Executive with a proven track record in the commercial and residential building products, industrial products, and automotive industries. Extensive experience delivering results in Private Equity, Large Fortune 500, and Small Privately-held companies by driving change throughout organizations. Strong communicator with an interpersonal style that engages diverse groups of people to achieve stretch goals.

Experience

CytoAgents
Investor
March 2017 - Present (8 years 2 months)

BlueTree Venture Fund
Investor
March 2013 - Present (12 years 2 months)

PSNergy llc
President
January 2013 - Present (12 years 4 months)
Erie, Pennsylvania

Launched PSNergy llc, an Industrial energy solutions company that provides products and services, which reduce emissions, improve product quality, and increase energy efficiency of industrial processes. PSNergy was incorporated to develop, manufacture, market, and sell on site services and specialty components for industrial furnaces. The services are provided to ensure optimum output from the combustion process, reducing natural gas consumption and lowering processing costs. The components are designed utilizing high tech materials, and innovative processing techniques, configured to significantly improve industrial furnace emissions, quality and productivity.

Workforce Investment Board
Member

2014 - March 2020 (6 years)

Rexnord

6 years

Vice President - North American Water Treatment Group

April 2011 - December 2012 (1 year 9 months)

Orange Massachusetts

Appointed to lead turnaround of a group of three companies in the municipal water and waste-water vertical market with four locations in the US and Canada. Improved profitability by consolidating manufacturing footprint, improving manufacturing process flow, driving cultural change, and top grading the staff. Positioned business to compete strategically with new manufacturing footprint, new products and alternative vertical market.

President - Zurn (Division of Rexnord)

2006 - April 2011 (5 years)

Zurn was acquired by Rexnord in February 2007. Led Zurn to record revenue and profitability. Repositioned the business with Strategic Accounts focus, and Retrofit / Replacement market strategy to offset significant downturn in commercial construction. Positioned the PEX business to survive the housing crash by reducing staff from 270 to 30 and establishing a unique strategic sourcing relationship. Deployed $7MM strategic investment in Erie foundry. Negotiated 6-year USW contract.

Zurn Industries

Vice President of Operations - Zurn, VP & GM Zurn PEX

2005 - 2006 (1 year)

Led Zurn operations in North America with specific responsibility for the Zurn PEX business as General Manager. Delivered increased revenues and profitability at seven manufacturing facilities and six distribution facilities throughout North America. Negotiated exit from Big Box retail for PEX business.

Jacuzzi Brands Inc (Parent company of Zurn Industries)

Chief Operating Officer - Eljer Plumbingware Inc

2004 - 2005 (1 year)

Led significant turnaround, from losing $10M to profitable in less than 1 year, by major outsourcing efforts to China, closing one facility, and significantly reducing another. Negotiated exit from unprofitable Big Box Retail business, and led a quick new product launch that improved profitability from breakeven to 30% margin. Positioned business for sale to venture capital firm.

Zurn Industries
Vice President & General Manager - Zurn PEX, Manager of Engineering
1999 - 2004 (5 years)

Grew PEX business 4X and improved profitability 3X. Launched patented new formulation and manufacturing process, significantly expanded product line from core plumbing into radiant floor heating, and led lean transformation of Commerce Texas facility. Launched Chemical Drainage product line, and continually developed new, patented drainage products for Specification Drainage Business.

GE Transportation
7 years

Manager - Unit Exchange & Reconditioned Products
1997 - 1999 (2 years)

Full P&L Responsibility for "Unit Exchange" business. Led development of kanban algorithm at repair points and service centers, improving customer service level by 53% and reducing inventory by $33M in 12 months. Reduced cycle for returned parts from over 365 days to under 50 days for customers and from over 100 days to 7 days for GE service centers. Exceeded contribution margin goals by $2MM in 1997 and delivered $5MM of variable cost productivity in 1Q 1998

Manager - Service Business Productivity
1996 - 1997 (1 year)

Newly created position developed to leverage use of Six Sigma and Demand Flow Technology to achieve productivity and inventory reductions for GE and customers. Co-lead customer "work-outs" with Amtrak and Norfolk Southern railways, achieving over $2MM in productivity. Evaluated all service business segments and identified the need to establish Unit Exchange Business Team.

Business Analyst - Master Black Belt
1995 - 1996 (1 year)

Led Locomotive Final Test & Paint flow technology implementation team that achieved 25% cycle reduction and $2.5MM inventory reduction. Entire test process was reengineered in five days. Key member of Truck Assembly Flow Technology Implementation Team that achieved a 50% cycle reduction and $4MM inventory reduction in 4 months.

Business Leader
1993 - 1995 (2 years)

Responsible for Safety, Quality, Delivery and Cost performance in various plants on the campus including Locomotive Final Test & Paint, where record output was achieved, Propulsion Heavy Fabrication, and Small Motor Manufacturing.

Manager - Quality Assurance & Government Compliance
1992 - 1993 (1 year)

Implemented ISO9001 quality system and achieved third party certification.

GE
Quality Engineer
1990 - 1992 (2 years)
Erie, PA

Zurn Industries
Product Design Engineer
1988 - 1990 (2 years)

Chrysler
Engineer
1984 - 1988 (4 years)

Various positions starting in the Chrysler Institute of Engineering Manufacturing Management Program ending as a product engineer working with the JEEP group

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Education

Oakland University
MSE, Engineering · (1984 - 1986)

Gannon University
BSME, Mechanical Engineering · (1980 - 1984)